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                             September 28, 2021

       Geza Molnar
       Chief Financial Officer
       Agtech Global International Inc
       4630 Campus Drive, Suite 104
       Newport Beach, CA 92660

                                                        Re: Agtech Global
International Inc
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed September 24,
2021
                                                            File No. 024-11564

       Dear Mr. Molnar:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Jeff Turner